Exhibit 99.1

Fujian, China - May 19, 2015

Exceed Company Ltd. (EDS) (“Exceed” or the “Company”), one of the leading domestic sportswear brands in China, today reported the following developments in the company:

Resignation of CFO

Ms. Vivien Tai (“Ms. Tai”), the Company’s chief financial officer (“CFO”), has resigned from the Company. The effective date of Ms. Tai's resignation was March 17, 2015. Ms. Tai resigned from her position as CFO for personal reasons.

In the past two months, the board of directors and senior management of the Company had been trying to convince Ms. Tai to reconsider her decision but such efforts were unsuccessful.

Mr. Shulong Yu, the Company’s deputy financial officer (“Mr. Yu”), was appointed as interim CFO on May 4, 2015.

Resignation of Director

Mr. Yea-Mow Chen (“Mr. Chen”) has resigned as a director of the Company. The effective date of Mr. Chen’s resignation was March 19, 2015.

In the past two months, the board of directors of the Company had been trying to convince Mr. Chen to reconsider his decision but the parties could not reach an agreement.

As a result of Mr. Chen’s resignation:

1)	the board of directors of the Company now consists of four members---Messrs. Lin, Ding Dong Dong, Jin Jichun and Pang Xiaozhong---instead of five. Messrs. Jin and Pang are independent non-executive directors, and Messrs. Lin and Dong are executive directors.

2)	the board of directors of the Company no longer has a majority of independent non-executive directors.

3)	various committees of the board of directors of the Company now consist only of two members instead of three. These committees include the independent committee, which was set up to oversee the Privatization; audit committee; compensation committee and nominations committee.

4)	the audit committee no long has an audit committee financial expert.

The vacancy on the board of directors resulting from Mr. Chen’s resignation has not been filled. The Company is actively looking for a suitable candidate to replace Mr. Chen.

Offshore Service Providers

All of the Company’s business operations are in China, and its offshore operations are limited to administrative support for the U.S. listing and investor relations. The use of the Company’s funds outside of China was controlled by Mr. Shuipan Lin, the Company’s chairman and chief executive officer (“Mr. Lin”). Due to illness, Mr. Lin had been unable to cause the Company to remit funds outside of China for the prompt payment of service providers in recent months.

As a result of Mr. Lin’s inaction, a substantial number of these service providers have suspended or terminated their services for the Company. The business operations of the Company, including relationships with suppliers and customers, were unaffected. Payments to the service providers and employees in China were also unaffected.

The amounts involved were relatively small in magnitude. The Company’s offshore operations, however, have halted as a result. The Company thus failed to meet its accounting and financial reporting obligations to its shareholders and the public.

In the view of the board of directors of the Company, Mr. Lin bears primary responsibility for the failure to establish the management discipline and internal controls essential for meeting the Company's responsibilities as a public company. The board of directors is sympathetic to Mr. Lin’s explanation for the delay but strongly disagrees with his approach in handling the situation. The board of directors reserves the right to conduct investigation it deems appropriate if additional facts emerge that may suggest other reasons behind Mr Lin’s inactions.

The board of directors has adopted the following remedial measures:

1)	Mr Ding Dong Dong, executive director of the Company (“Mr. Ding”), will bear primary responsibility of the Company’s offshore operations, including its dealings with regulatory authorities.

2)	One or more consultants and administrative assistants will be recruited to assist Mr. Ding in managing the Company’s offshore operations and Mr. Yu in preparing the Company’s financial statements under IFRS.

3)	Mr. Ding is in the process of identifying an auditing firm to complete the audit and a law firm to prepare the Form 20-F.

Delisting from Nasdaq

On April 21, 2015, the Company received a letter from the Nasdaq Stock Market relating to unpaid fees for continued listing and a notice that the Company’s common stock would be delisted on April 30, 2015 if the fees were not paid in a timely fashion. For the reasons stated in the section “Offshore Service Providers” above, the fees were not paid and as a result the Company’s common stock no longer trades on Nasdaq.

Delay in Form 20-F Filing

The Company will be delaying the filing with the U.S. Securities and Exchange Commission (“SEC”) of its annual report on Form 20-F for the fiscal year ended December 31, 2014 (the “Form 20-F”), which was due on April 30, 2015. The Company will file a Form 12b-25 as notification to the SEC of its inability to timely file the Form 20-F. It will not file for the 15-day extension permitted as part of Form 12b-25 as it will be unable to complete the work required to file the Form 20-F within the 15-day period.

The Company’s inability to file the Form 20-F on time is attributable to the resignation of the CFO and the suspension or termination of services by the relevant service providers, details of which are contained in the sections titled “Resignation of CFO” and “Offshore Service Providers” above , as well as the unexpected delay in the completion date of the Privatization.

Based on representations from Mr. Lin, the board of directors of the Company previously projected that the Privatization could have been completed by April 30, 2015 and therefore did not anticipate the need to file the Form 20-F. As that date has passed, the Company will prepare and file its Form 20-F for fiscal year 2014 as soon as possible.

Timetable for Privatization

As previously announced, on December 2, 2013, the Company entered into the Agreement and Plan of Merger (as amended from time to time, the “Merger Agreement”) by and among the Company, Pan Long Company Limited (“Parent”), a Cayman Island company wholly owned by Mr. Lin, the Company’s chairman and chief executive officer, and Pan Long Investment Holdings Limited, a wholly owned subsidiary of Parent (“Merger Sub”). If the Merger Agreement is approved by the Company’s shareholders and other closing conditions stated in the Merger Agreement are met, the Company will merge with and into Merger Sub, and all shareholders of the Company other than Mr. Lin and other rollover shareholders and dissenting shareholders, will receive $1.78 per share in cash (the “Privatization”).

Due to unexpected delay in Mr. Lin’s financing plan, the Merger Agreement has not been put to a shareholder vote as of this date.

Assuming the Form 20-F is completed and filed and Mr. Lin’s is able to obtain financing for the Privatization, the Company currently anticipates that it will be in a position to amend its Schedule 13E-3 filing in connection with the Privatization and convene the extraordinary general meeting of the shareholders to consider and approve the Merger Agreement and complete the Privatization towards the end of the second quarter or early in the third quarter of 2015.